Ballard Power Systems Inc.

News Release

Ballard Reports Audited Fourth Quarter and Full Year 2009 Results

For Immediate Release – March 10, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced its financial results for the fourth quarter and full-year ended December 31, 2009 today. All amounts are in U.S. dollars, unless otherwise noted.

Fourth Quarter 2009 Highlights

•	Fourth quarter revenue was $16.5 million, 13% lower than the same period last year, but reflecting growth of 83% relative to the third quarter of 2009 and 35% of full-year revenue.

•	Fourth quarter operating cash consumption[1] was ($4.5) million, representing positive cash contribution to the business, consistent with expectations.

•	Cash reserves were augmented by monetizing rights under the Share Purchase Agreement (SPA) with Ford Motor Company relating to Ballard’s 19.9% equity interest in Automotive Fuel Cell Cooperation Corp. for total gross proceeds of approximately $44.5 million; $37 million received up front and an additional contingent payment of $7.5 million due upon maturation of the SPA.

Full Year 2009 Highlights

•	Generated revenues of $46.7 million for the full year, a decline of 22% or $12.9 million from 2008. Over half of this decline was due to the exit from automotive and residential cogeneration development programs.

•	Reduced the cost base by approximately $18.0 million, or 30%, on an annual run rate basis, primarily through restructuring activities in March and August.

•	Reduced operating expenses, excluding restructuring, acquisition and related expenses, by 22% or $12.5 million, to $44.6 million.

•	Reduced operating cash consumption[1] by 6% to $27.5 million for the full year.

•	Normalized net loss[1] was ($39.3) million or ($0.47) per share, representing an improvement of $14.6 million or ($0.17) per share from 2008.

•	Ended 2009 with cash reserves of $82.2 million.

•	Subsequent to year end, Ballard closed a sale-and-leaseback agreement with Madison Pacific Properties Inc. (TSX: MPC) (www.madisonpacific.ca). Ballard sold its head office building site in Burnaby, British Columbia in return for gross cash proceeds of C$20.8 million (US$20.0 million) and entered into an initial fifteen-year lease agreement for the same property.

John Sheridan, President and CEO said “Our audited 2009 financial results are in line with the preliminary, unaudited results, announced on February 3, 2010. With the decisive actions we have taken to streamline our cost base, further strengthen our solid balance sheet, and solidify our market positioning as shown by our high order volumes, Ballard is well-positioned for annual revenue growth in excess of 35% in 2010 and positive EBITDA performance during 2011.”

Revenue Breakdown:

(Expressed in	Three months ended December 31,			Twelve months ended December 31,
thousands of U.S.
dollars)
	2009	2008	% Change	2009	2008	% Change
Fuel Cell Products	$7,688	$11,586	-34%	$24,142	$27,641	-13%
Contract Automotive	4,485	3,766	+19%	9,170	19,216	-52%
Material Products	4,343	3,549	+22%	13,410	12,723	+5%

Total Revenue	$16,516	$18,901	-13%	$46,722	$59,580	-22%

Product Shipments:

	Three months ended December 31,			Twelve months ended December 31,
	2009	2008	% Change	2009	2008	% Change
Material Handling	102	254	-60%	182	508	-64%
Backup Power	382	357	+7%	995	720	+38%

Twelve-Month Order Book:

(Expressed in thousands of U.S. dollars)	As at 31 December,
2009
Fuel Cell Products	$12,453
Contract Automotive	5,777
Material Products	4,500

Twelve-Month Order Book	$22,729

2010 Business Outlook

Growth Milestones in 2010

•	Begin shipments of Ballard’s fuel cell stacks for deployment of IdaTech, LLC’s reformate-based supplemental power systems for the Indian telecoms market.

•	Deployment of Dantherm Power hydrogen-based backup power systems in one major new network.

•	Commission the 1 MW distributed generation system for FirstEnergy Corp. in Ohio.

•	Book the first distributed generation system sale utilizing by-product hydrogen.

•	Grow material handling stack shipment volumes in line with Plug Power’s 2010 shipment target of 1,100 GenDrive™ systems.

•	Book new fuel cell bus contracts to support the deployment of more than 25 buses.

Path to Profitability —

•	Grow revenues in excess of 35% over the 2009 level.

•	Improve cash flow from operations by 30% from the 2009 level.

•	With this performance trajectory in 2010, Ballard expects to be positioned for positive EBTIDA performance during 2011.

Full Year 2009 Financial Results

We generated revenues of $46.7 million in 2009, a decline of 22%, or $12.9 million from 2008. Revenues were slightly lower than our revised guidance target of $50.0 million due to the delay of expected 2009 fuel cell bus shipments and First Energy distributed power generator project milestones to 2010.

We reduced operating cash consumption1 in 2009 by 6% to $27.5 million, down from $29.3 million in 2008, essentially meeting our guidance target of $27.0 million. The improvement was due primarily to a reset of our operating cost base through restructuring activities in March and August, which offset margin declines as a result of the decline in revenues.

We ended 2009 with cash reserves of $82.2 million. Cash reserves were augmented in December 2009 through the monetization of our rights under the Share Purchase Agreement with Ford relating to our 19.9% equity investment in AFCC.

Our revenues for the year ended December 31, 2009 decreased to $46.7 million, or 22%, compared to $59.6 million for 2008 due primarily to declines in our supporting Contract Automotive business segment of $10.0 million. Fuel Cell Products revenues declined $3.5 million, or 13%, from 2008 as increases in product and service revenues of $1.7 million were offset by declines in engineering development revenues of $5.2 million primarily as a result of our decision to discontinue operations in EBARA BALLARD in May 2009. Fuel Cell Products product and service revenues increased 8% to $24.1 million driven by an increase in fuel cell bus shipments as a result of the B.C. Transit 2010 Olympic, Transport of London, and Advanced Public Transportation System BV fuel cell bus programs. In addition, increases in backup power market revenues driven by work completed on the First Energy distributed power generator project and increased unit shipments as a result of the successful completion of the hydrogen unit product acceptance milestone with ACME supported overall revenue growth of Fuel Cell Products product and service revenue. These increases were partially offset by lower shipments in the material handing market and by lower residential cogeneration market revenues.

Contract Automotive revenues decreased 52% to $9.2 million due to lower shipments of light-duty automotive fuel cell modules to AFCC, Daimler and Ford, combined with lower testing and engineering services provided to AFCC. In addition, the absence of engineering development revenues as a result of the elimination of light-duty automotive fuel cell program work subsequent to the closing of the AFCC Transaction on January 31, 2008 contributed to the overall decline in Contract Automotive revenue.

Material Products revenues increased 5% to $13.4 million due to increased volumes of fuel cell GDL shipments combined with the maintenance of carbon friction material product revenues as price increases offset the impact of lower volumes as a result of the slowdown in the U.S. automotive sector during the first half of 2009.

Our net loss for the year ended December 31, 2009 increased to $3.3 million, or ($0.04) per share, compared with net income of $31.5 million, or $0.37 per share, in 2008. The net loss for 2009 includes a gain on sale of assets resulting from the AFCC Monetization of $34.3 million, restructuring and related expenses of $6.2 million relating to a 20% workforce reduction initiated in August 2009 and a 7% workforce reduction initiated in March 2009, and a non-cash gain (net of equity losses prior to dissolution) of $8.4 million related to our decision to discontinue operations in EBARA Ballard Corporation on May 24, 2009. The net income for 2008 includes a gain on sale of assets of $96.8 million related to the AFCC Transaction, partially offset by a write-down of a non-core investment in Chrysalix of $3.0 million.

Our normalized net loss1 for 2009 decreased $14.6 million, or 27%, to $39.3 million, or ($0.47) per share, compared with a normalized net loss of $53.9 million, or ($0.64) per share, for 2008. Reductions in operating expenses (excluding restructuring, acquisition and related expenses) of $12.5 million primarily as a result of our workforce reduction and cost optimization initiatives, combined with increases in investment and other income of $8.9 million primarily as a result of increases in foreign exchange gains and a curtailment gain and improved investment returns related to our employee future benefit plans, more than offset the decline in revenues (including engineering development revenue) and the related gross margin impacts of $6.2 million.

Operating cash consumption1 for 2009 decreased 6% to $27.5 million, compared to $29.3 million for 2008. The $1.7 million improvement in operating cash consumption was driven by improvements in cash flow from operating activities (net of restructuring and related payments) of $3.3 million partially offset by increased investment (net of proceeds on sale) in building manufacturing capacity. The improvement in cash flow from operations was primarily a result of our workforce reduction and cost optimization initiatives in 2009, which more than offset the impacts of the decline in revenue and related gross margin and the decline in working capital improvements. The decline in working capital improvements of $0.4 million were driven primarily by a drawdown of deferred revenue on our First Energy distributed power generator project combined with reduced improvements in inventory requirements, which more than offset improvements in accounts receivable due primarily to increased customer collections on our B.C. Transit 2010 Olympic fuel cell bus program and light-duty automotive shipments.

For a more detailed discussion of Ballard Power Systems’ fourth quarter and full-year 2009 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml.

Endnotes:
1 Normalized net loss and operating cash consumption are non-GAAP measures used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets, write-downs of investments, restructuring and related expenses, equity income (loss) in associated companies, and acquisition and related costs are either not considered part of our core activities, or are expected to occur infrequently. Therefore we have removed these items in our calculation of normalized net loss. Operating cash consumption measures the amount of cash required to fund the operating activities of our business (net of restructuring and related costs) and excludes financing and investing activities except for capital lease payments and additions, net of proceeds on sale, of plant and equipment.

Conference Calls
Ballard will hold a conference call on Thursday, March 11, 2010 at 8:00 a.m. PST (11:00 a.m. EST) to review 2009 operating results. The live call can be accessed by calling +1-604-638-5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcasts will be archived in the Investor Events & Conference Calls section of Ballard’s website.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including estimated revenue and operating cash consumption for 2009; and business outlook, including estimated revenue for 2010; which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Investor Relations: Lori Rozali +1.604.412.3195 investors@ballard.com	Public Relations:	Guy McAree +1.604.412.7919 media@ballard.com